Exhibit 5.6

PRO FORMA FINANCIAL DATA

The following unaudited pro forma financial data reflects our historical results as adjusted on a pro forma basis to give effect to our and Atlas Pipeline’s July 2007 offerings of common units and the completion of Atlas Pipeline’s NOARK, Chaney Dell and Midkiff/Benedum acquisitions. The adjustments are described in the notes to the unaudited pro forma financial data.

We accounted for Atlas Pipeline’s NOARK, Chaney Dell, and Midkiff/Benedum acquisitions in the unaudited pro forma financial data using the purchase method in accordance with the guidance of Statement of Financial Accounting Standards No. 141, “Business Combinations.” For purposes of developing the unaudited pro forma financial information, we have allocated the purchase prices to NOARK’s, Chaney Dell’s, and Midkiff/Benedum’s gas gathering, processing and/or transmission facilities based on their fair market value. Due to the recent date of Atlas Pipeline’s Chaney Dell and Midkiff/Benedum acquisitions, the purchase price allocations for these assets acquired and liabilities assumed are based upon estimated fair values, which are subject to adjustment and could change significantly as Atlas Pipeline continues to evaluate this preliminary allocation.

The unaudited pro forma balance sheet information reflects the following transactions as if they occurred as of June 30, 2007:

•

Atlas Pipeline’s acquisition of control of the 100% interest in the Chaney Dell System and the approximate 73% interest in the Midkiff/Bendum System (collectively, the “Assets”), which occurred on July 27, 2007, through the formation of two joint venture companies which own the respective systems, to which Atlas Pipeline contributed $1.85 billion and Anadarko contributed the Assets, plus $9.7 million of estimated transaction costs;

•

Atlas Pipeline’s private placement of 25.6 million common units to investors, including 3.8 million to the Partnership at a negotiated purchase price of $44.00 per unit, which occurred on July 27, 2007, and a $23.1 million capital contribution by Atlas Pipeline GP to Atlas Pipeline to maintain its 2% general partner interest, the net proceeds of which were used to partially finance Atlas Pipeline’s acquisition of the Assets. Atlas Pipeline GP funded its capital contribution through borrowings of $24.0 million under the Partnership’s $50.0 million senior secured revolving credit facility;

•

the issuance of Atlas Pipeline’s $830.0 million senior secured term loan which matures July 2014 and its new $300.0 million senior secured revolving credit facility that matures in July 2013, which occurred on July 27, 2007, and borrowings under these facilities that were used to partially finance Atlas Pipeline’s acquisition of the Assets; and

•

the Partnership’s private placement of 6.25 million common units to investors at a negotiated purchase price of $27.00 per unit, which occurred on July 27, 2007, the net proceeds of which were used to finance the Partnership’s purchase of 3.8 million of Atlas Pipeline’s common units as previously mentioned.

The unaudited pro forma statement of income information for the year ended December 31, 2006 reflects the following transactions as if they occurred as of January 1, 2006:

•

Atlas Pipeline’s issuance of $30.0 million of 6.5% cumulative convertible preferred units in March 2006 and an additional $10.0 million of such units in May 2006 under a purchase agreement with Sunlight Capital Partners, LLC (“Sunlight”), the net proceeds of which Atlas Pipeline used to fund a portion of its expansion capital expenditures and repay a portion of the indebtedness under Atlas Pipeline’s credit facility incurred in connection with the acquisition of the remaining 25% interest in NOARK; in April 2007, in consideration for their agreement to amend certain provisions within the purchase agreement, Atlas Pipeline issued $8.5 million 8.125% senior unsecured notes due 2015 to Sunlight;

•

Atlas Pipeline’s acquisition of the remaining 25% ownership interest in NOARK for a net purchase price of $65.5 million, consisting of $69.0 million of cash to the seller, less the seller’s interest in NOARK’s working capital (including cash on hand and net payables to the seller) at the date of acquisition of $3.5 million, in May 2006; in connection with this transaction, Southwestern agreed to acquire the issuer of the NOARK notes and retain the obligation for the outstanding NOARK notes, with the result that neither NOARK nor Atlas Pipeline had any further liability with respect to such notes;

•

Atlas Pipeline’s issuance of $35.0 million of senior unsecured notes at 103% of par value in a private placement in May 2006, the net proceeds of which were used to repay a portion of the indebtedness under Atlas Pipeline’s credit facility incurred in connection with the acquisition of the remaining 25% interest in NOARK;

•

Atlas Pipeline’s issuance of 500,000 common limited partner units in May 2006, the net proceeds of which were used to repay a portion of the indebtedness under Atlas Pipeline’s credit facility incurred in connection with the acquisition of the remaining 25% interest in NOARK;

•

the Partnership’s issuance of 3.6 million common units in an initial public offering (“IPO”) at a price of $23.00 per unit for net proceeds of approximately $74.3 million, after deducting underwriting discounts and commissions and offering expenses incurred by the Partnership. The net proceeds from this offering were distributed to Atlas America, Inc., which owns the general partner and 17,500,000 common units of the Partnership;

•

Atlas Pipeline’s acquisition of control of the Chaney Dell System and the Midkiff/Benedum System, which occurred on July 27, 2007, through the formation of two joint venture companies which own the respective systems, to which Atlas Pipeline contributed $1.85 billion and Anadarko contributed the Assets, plus $9.7 million of estimated transaction costs;

•

Atlas Pipeline’s private placement of 25.6 million common units to investors, including 3.8 million to Atlas Pipeline GP, at a negotiated purchase price of $44.00 per unit, which occurred on July 27, 2007, and a $23.1 million capital contribution by Atlas Pipeline GP to maintain its 2% general partner interest in Atlas Pipeline, the net proceeds of which were used to partially finance Atlas Pipeline’s acquisition of the Assets. Atlas Pipeline GP funded its capital contribution through borrowings of $24.0 million under the Partnership’s $50.0 million senior secured revolving credit facility;

•

the issuance of Atlas Pipeline’s $830.0 million senior secured term loan which matures July 2014 and their new $300.0 million senior secured revolving credit facility that matures in July 2013, which occurred on July 27, 2007, and borrowings under these facilities that were used to partially finance Atlas Pipeline’s acquisition of the Assets; and

•

the Partnership’s private placement of 6.25 million common units to investors at a negotiated purchase price of $27.00 per unit, which occurred on July 27, 2007, the net proceeds of which were used to finance the Partnership’s purchase of 3.8 million of Atlas Pipeline’s common units as previously mentioned.

The unaudited pro forma statement of income information for the six months ended June 30, 2007 reflects the following transactions as if they occurred as of January 1, 2007:

•

Atlas Pipeline’s issuance of $8.5 million of 8.125% senior unsecured notes due 2015 to Sunlight in April 2007 in consideration for their agreement to amend certain provisions within the purchase agreement for the 6.5% cumulative convertible preferred units issued to Sunlight during 2006;

•

Atlas Pipeline’s acquisition of control of the Chaney Dell System and the Midkiff/Benedum System, which occurred on July 27, 2007, through the formation of two joint venture companies which own the respective systems, to which Atlas Pipeline contributed $1.85 billion and Anadarko contributed the Assets, plus $9.7 million of estimated transaction costs;

•

Atlas Pipeline’s private placement of 25.6 million common units to investors, including 3.8 million to Atlas Pipeline GP, at a negotiated purchase price of $44.00 per unit, which occurred on July 27, 2007, and a $23.1 million capital contribution by Atlas Pipeline GP to maintain its 2% general partner interest, the net proceeds of which were used to partially finance Atlas Pipeline’s acquisition of the Assets. Atlas Pipeline GP funded its capital contribution through borrowings of $24.0 million under the Partnership’s $50.0 million senior secured revolving credit facility;

•

the issuance of Atlas Pipeline’s $830.0 million senior secured term loan which matures July 2014 and their new $300.0 million senior secured revolving credit facility that matures in July 2013, which occurred on July 27, 2007, and borrowings under these facilities that were used to partially finance Atlas Pipeline’s acquisition of the Assets; and

•

the Partnership’s private placement of 6.25 million common units to investors at a negotiated purchase price of $27.00 per unit, which occurred on July 27, 2007, the net proceeds of which were used to finance the Partnership’s purchase of 3.8 million of Atlas Pipeline’s common units as previously mentioned.

In connection with Atlas Pipeline’s Chaney Dell and Midkiff/Benedum acquisitions, Atlas Pipeline reached an agreement with Pioneer Natural Resources Company (NYSE: PXD – “Pioneer”), which currently holds an approximate 27% interest in the Midkiff/Benedum system, whereby Pioneer will have an option to buy up to an additional 14.6% interest in the Midkiff/Benedum system one year after the closing of Atlas Pipeline’s acquisition of Anadarko’s interest, and up to an additional 7.5% interest two years after the closing of Atlas Pipeline’s acquisition of Anadarko’s interest. If the option is fully exercised, Pioneer would increase its interest in the system to approximately 49%. Pioneer would pay approximately $230 million for the additional 22% interest if fully exercised. Atlas Pipeline will manage and control the Midkiff/Benedum system regardless of whether Pioneer exercises the purchase options. Also in connection with Atlas Pipeline’s Chaney Dell and Midkiff/Benedum acquisitions, Atlas Pipeline GP has also agreed to allocate a portion of its future incentive distribution rights to Atlas Pipeline in connection with Atlas Pipeline’s Chaney Dell and Midkiff/Benedum acquisitions. Atlas Pipeline GP has agreed to allocate up to $5.0 million of incentive distribution rights per quarter to Atlas Pipeline for the first 8 quarters after closing of the transaction and up to $3.75 million per quarter after the initial 8 quarter period.

With regard to the calculation of pro forma net income (loss) per common limited partner unit, the general partner’s interest in Atlas Pipeline’s net income (loss) is calculated on a quarterly basis based upon its 2% interest and incentive distributions, with a priority allocation of Atlas Pipeline’s net income in an amount equal to the general partner’s actual incentive distributions paid for the respective period, in accordance with Atlas Pipeline’s partnership agreement, and Atlas Pipeline’s remaining net income or loss allocated with respect to the general partner’s and limited partners’ ownership interests.

The unaudited pro forma balance sheet and the pro forma statements of income were derived by adjusting our historical financial statements. However, our management believes that the adjustments provide a reasonable basis for presenting the significant effects of the transactions described above. The unaudited pro forma financial data presented are for informational purposes only and are based upon available information and assumptions that we believe are reasonable under the circumstances. You should not construe the unaudited pro forma financial data as indicative of the combined financial position or results of operations that we, Atlas Pipeline, NOARK, the Chaney Dell System and the Midkiff/Benedum System would have achieved had the transactions been consummated on the dates assumed. Moreover, they do not purport to represent our, Atlas Pipeline’s, NOARK’s, the Chaney Dell System’s, or the Midkiff/Benedum System’s combined financial position or results of operations for any future date or period.

ATLAS PIPELINE HOLDINGS, L.P. AND SUBSIDIARIES

PRO FORMA CONSOLIDATED BALANCE SHEET

JUNE 30, 2007

(in thousands)

	Historical Atlas Pipeline Holdings	Historical Andadarko Chaney Dell	Historical Anadarko Midkiff/Benedum	Adjustments		Pro forma
ASSETS
Current assets:
Cash and cash equivalents	$2,473	$—	$—	$1,791,688	(a)	$11,384
				191,063	(b)
				(125,423	)(c)
				(1,848,417	)(e)
Accounts receivable – affiliates	3,679	—	—	—		3,679
Accounts receivable	48,409	—	—	—		48,409
Prepaid expenses and other	4,315	2,228	—	—		6,543

Total current assets	58,876	2,228	—	8,911		70,015

Property, plant and equipment, net	638,479	923,935	578,956	39,905	(c)	2,531,038
				351,346	(d)
				(1,583	)(d)

Note receivable	—	—	—	1,848,417	(e)	—
				(1,848,417	)(e)
Intangible assets, net	24,744	—	—	—		24,744

Goodwill	63,441	—	—	—		63,441

Other assets, net	13,739	—	—	11,518	(c)	20,176
				(5,081	)(f)

	$799,279	$926,163	$578,956	$405,016		$2,709,414

LIABILITIES AND PARTNERS’ CAPITAL / (DEFICIT)
Current liabilities:
Current portion of long-term debt	$39	$—	$—	$—		$39
Accounts payable	14,311	—	—	—		14,311
Accrued liabilities	10,334	—	—	—		10,334
Distribution payable	5,486	—	—	—		5,486
Current portion of derivative liability	32,152	—	—	—		32,152
Accrued producer liabilities	29,999	—	—	—		29,999

Total current liabilities	92,321	—	—	—		92,321

Long-term derivative liability	26,223	—	—	—		26,223

Long-term debt, less current portion	368,464	—	—	845,000	(a)	1,163,464
				24,000	(b)
				(74,000	)(c)
Other long-term liabilities	—	3,582	2,883	—		6,465

Minority interests	—	—	—	1,848,417	(d)	—
				(1,848,417	)(e)

Minority interests in Atlas Pipeline	318,790	—	—	946,688	(a)	1,295,456
				(4,273	)(f)
				34,251	(g)

Partners’ capital/(deficit):
Common limited partners’ interests	(6,306)	—	—	167,063	(b)	125,698
				(808	)(f)
				(34,251	)(g)
Stockholder’s equity	—	922,581	576,073	(1,498,654	)(d)	—
Accumulated other comprehensive loss	(213)	—	—	—		(213)

Total partners’ capital	(6,519)	922,581	576,073	(1,366,650)		125,485

	$799,279	$926,163	$578,956	$405,016		$2,709,414

ATLAS PIPELINE HOLDINGS, L.P. AND SUBSIDIARIES

PRO FORMA CONSOLIDATED STATEMENT OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2007

(in thousands, except per unit data)

(Unaudited)

	Historical Atlas Pipeline Holdings	Historical Andadarko Chaney Dell	Historical Anadarko Midkiff/Benedum	Adjustments		Pro forma
Revenue:
Natural gas and liquids	$206,968	$167,734	$135,460	$—		$510,162
Transportation and compression – affiliates	16,178	—	—	—		16,178
Transportation and compression – third parties	20,426	13,671	208	—		34,305
Other income (loss)	(30,609)	—	—	4,159	(h)	(26,450)

Total revenue and other income (loss)	212,963	181,405	135,668	4,159		534,195

Costs and expenses:
Natural gas and liquids	174,912	136,460	96,314	—		407,686
Plant operating	9,045	6,175	6,923	—		22,143
Transportation and compression	6,322	—	—	—		6,322
General and administrative	14,198	—	—	2,500	(i)	16,698
Compensation reimbursement – affiliates	1,428	—	—	—		1,428
Depreciation and amortization	13,205	—	—	34,690	(j)	47,895
Interest	14,261	—	—	34,180	(k)	55,553
				915	(l)
				5,081	(f)
				205	(m)
				911	(n)

Minority interests	—	—	—	1,909	(o)	1,909
Minority interest – Atlas Pipeline	(21,782)	—	—	(15	)(p)	(24,752)
				(2,955	)(q)

Total costs and expenses	211,589	142,635	103,237	77,421		534,882

Net income (loss)	$1,374	$38,770	$32,431	$(73,262)		$(687)

Net income (loss) attributable to common limited partners per unit:
Basic	$0.07					$(0.03)

Diluted	$0.07					$(0.03)

Weighted average common limited partner units outstanding:
Basic	21,100			6,250	(b)	27,350

Diluted	21,133			6,250	(b)	27,383

ATLAS PIPELINE HOLDINGS, L.P. AND SUBSIDIARIES

PRO FORMA CONSOLIDATED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2006

(in thousands, except per unit data)

(Unaudited)

	Historical Atlas Pipeline Holdings	Historical Andadarko Chaney Dell	Historical Anadarko Midkiff/Benedum	Adjustments		Pro forma
Revenue:
Natural gas and liquids	$391,356	$327,078	$263,105	$—		$981,539
Transportation and compression – affiliates	30,189	—	—	—		30,189
Transportation and compression – third parties	30,735	26,990	400	—		58,125
Other income	12,781	—	—	8,318	(h)	21,099

Total revenue and other income	465,061	354,068	263,505	8,318		1,090,952

Costs and expenses:
Natural gas and liquids	334,299	268,118	182,644	—		785,061
Plant operating	15,722	17,201	20,518	—		53,441
Transportation and compression	12,013	—	—	—		12,013
General and administrative	19,895	—	—	5,000	(i)	25,333
				438	(r)
Compensation reimbursement – affiliates	2,319	—	—	—		2,319
Depreciation and amortization	22,994	—	—	69,380	(j)	92,374
Interest	24,726	—	—	68,361	(k)	102,588
				1,829	(l)
				5,081	(f)
				693	(m)
				1,822	(n)
				146	(r)
				1,725	(s)
				(938	)(t)
				(857	)(t)
Minority interests	118	—	—	3,152	(o)	3,152
				(118	)(t)
Minority interest – Atlas Pipeline	16,335	—	—	3,756	(m)	3,434
				600	(p)
				(17,257	)(q)

Total costs and expenses	448,421	285,319	203,162	142,813		1,079,715

Net income (loss)	$16,640	$68,749	$60,343	$(134,495)		$11,237

Allocation of net income (loss) attributable to common limited partners/owners:
Portion applicable to owners’ interest (period prior to the initial public offering on July 26, 2006)	$10,236					$—
Portion applicable to common limited partners’ interest (period subsequent to the initial public offering on July 26, 2006)	6,404					11,237

Net income (loss) attributable to common limited partners/owners	$16,640					$11,237

Net income (loss) attributable to common limited partners per unit:
Basic	$0.30					$0.41

Diluted	$0.30					$0.41

Weighted average common limited partner units outstanding:
Basic	21,100			6,250	(b)	27,350

Diluted	21,102			6,250	(b)	27,352

ATLAS PIPELINE HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

(a)	To reflect Atlas Pipeline’s net proceeds of (1) $946.7 million from its private placement of 21.7 million common units to third-party investors at a negotiated purchase price of $44.00 per unit and (2) the issuance of an $830.0 million senior secured term loan and $15.0 million of borrowings under Atlas Pipeline’s new $300.0 million senior secured revolving credit facility, both of which were used to partially finance Atlas Pipeline’s acquisition of the Assets and related acquisition and financing costs.

(b)	To reflect (1) the Partnership’s net proceeds of $167.1 million from its private placement of 6.3 million common units to third-party investors at a negotiated purchase price of $27.00 per unit, the net proceeds of which were utilized to purchase 3.8 million Atlas Pipeline common units at a negotiated purchase price of $44.00 per unit and (2) Atlas Pipeline GP’s $23.1 million capital contribution to Atlas Pipeline to maintain its 2% general partner interest, the net proceeds of which were used by Atlas Pipeline to partially finance the acquisition of the Assets. Atlas Pipeline’s capital contribution to Atlas Pipeline was funded by the Partnership through borrowings of $24.0 million under its $50.0 million senior secured revolving credit facility. The net proceeds Atlas Pipeline received from the Partnership’s purchase of 3.8 million of its common units were used to partially finance Atlas Pipeline’s acquisition of the Assets and related acquisition and financing costs.

(c)	To reflect the partial application of Atlas Pipeline’s net proceeds from the private placement of common units and borrowings under its term loan and new credit facility for (1) the repayment of existing borrowings under its previous revolving senior secured credit facility for $74.0 million, (2) the payment of $11.5 million of senior secured term loan and revolving credit facility fees and other transaction costs, which will be amortized over the remaining term of the respective debt instrument, and (3) the payment of acquisition costs, including a tax payment of $30.2 million and other estimated costs of approximately $9.7 million, which are allocated to the underlying assets and liabilities acquired as described in note (d). Due to the recent date of Atlas Pipeline’s Chaney Dell and Midkiff/Benedum acquisitions, the purchase price allocations for these assets acquired and liabilities assumed are based upon estimated fair values, which are subject to adjustment and could change significantly as Atlas Pipeline continues to evaluate this preliminary allocation.

(d)	To reflect the formation of the joint ventures in connection with Atlas Pipeline’s acquisition of control of the Assets and the preliminary allocation of the acquisition consideration to the underlying assets and liabilities, including (1) Atlas Pipeline’s contribution of $1.85 billion and Anadarko’s contribution of the Assets, with Anadarko’s members’ interest in the joint ventures represented as Minority Interest on our pro forma balance sheet, and (2) the preliminary allocation of acquisition costs incurred as described in note (c) to the assets and liabilities acquired. Due to the recent date of Atlas Pipeline’s Chaney Dell and Midkiff/Benedum acquisitions, the purchase price allocations for these assets acquired and liabilities assumed are based upon estimated fair values, which are subject to adjustment and could change significantly as Atlas Pipeline continues to evaluate this preliminary allocation.

(e)	To reflect the note receivable issued to Anadarko of $1.85 billion from the joint ventures and the reclassification of such note as Minority Interest in the pro forma balance sheet.

(f)	To reflect the write-off of unamortized deferred financing costs in connection with Atlas Pipeline’s previously existing senior secured revolving credit facility. Atlas Pipeline entered into a new $300.0 million senior secured revolving credit facility in connection with its acquisition of the Assets.

(g)	To reflect the Partnership’s recognition of a net loss of $34.3 million resulting from Atlas Pipeline’s issuance of common unit as described in note (a) based upon the Partnership’s cost basis in its ownership interest in Atlas Pipeline. The Partnership has accounted for this loss in accordance with Staff Accounting Bulletin No. 51, “Accounting by the Parent in Consolidation for Sales of Stock by a Subsidiary” (“SAB No. 51”) and has adopted a policy to recognize gains or losses on such transactions through partners’ capital rather than as an adjustment to income.

(h)	To reflect interest income on the $1.85 billion note receivable issued by the joint ventures to Anadarko.

(i)	To reflect estimated indirect costs expected to be incurred by Atlas Pipeline for the Assets for the respective periods as the amounts included for the Assets only represent revenues and direct operating expenses.

(j)	To reflect the adjustment to depreciation expense for the Assets based upon the estimated fair value allocated to the assets acquired and calculated using the estimated depreciable lives ranging from 3 to 40 years and the straight-line depreciable method.

(k)	To reflect the adjustments to interest expense resulting from Atlas Pipeline’s issuance of an $830.0 million senior secured term loan and $15.0 million of borrowings under its new $300.0 million senior secured revolving credit facility, both of which were used to finance its acquisition of the Assets and related acquisition and financing costs, at a current interest rate of approximately 8.1%.

(l)	To reflect the amortization of deferred financing costs related to Atlas Pipeline’s new senior secured term loan and credit facility over each borrowing instrument’s respective term.

(m)	To adjust (1) the preferred unit dividend effect to reflect the amount as if it had been incurred as of the beginning of the period presented and (2) interest expense upon the $8.5 million of senior unsecured notes issued in April 2007. In April 2007, Atlas Pipeline and the holder of its preferred units, Sunlight, agreed to amend the preferred units. In consideration of this consent, Atlas Pipeline issued $8.5 million of its 8.125% senior unsecured notes due 2015 to Sunlight. With respect to this issuance of senior unsecured notes to Sunlight, Atlas Pipeline reduced its net income in April 2007 by $3.8 million of this amount, which is the portion deemed to be attributable to the concessions of its common limited partners and its general partner to the preferred unitholder.

(n)	To reflect the adjustment to interest expense resulting from the Partnership’s borrowings of $24.0 million under its $50.0 million senior secured revolving credit facility to finance Atlas Pipeline GP’s capital contribution to Atlas Pipeline to maintain its 2% general partner interest in connection with Atlas Pipeline’s private placement of common units. The adjustment to interest expense for this borrowing was calculated at a current interest rate of approximately 8.1%.

(o)	To reflect Anadarko’s 5% member interest in the operating results of the joint ventures formed in connection with Atlas Pipeline’s acquisition of control of the Assets.

(p)	To adjust the imputed dividend cost of Atlas Pipeline’s 6.5% cumulative convertible preferred units to reflect the amount as if the preferred units were issued as of the beginning of the respective periods presented.

(q)	To reflect adjustment of the minority interest in the net income of Atlas Pipeline as a result of the effect of the pro forma statement of income adjustments noted. The allocation of Atlas Pipeline net income to minority interests is based upon the historical distributions received by its partners. It is impracticable to determine what the cash available would have been on a pro forma basis. Accordingly, the allocation of Atlas Pipeline’s net income to the minority interest owners reflects historical distributions.

(r)	To reflect the adjustment of the Partnership’s general and administrative costs for estimated incremental expenses as a result of its commencement as a public entity on July 26, 2006, including, among other things, estimated incremental accounting and audit fees, director fees, director and officer liability insurance expenses and other miscellaneous costs. Also reflects the adjustment of interest expense for credit facility fees associated with the credit facility we entered into.

(s)	To reflect the adjustment to interest expense to finance borrowings under Atlas Pipeline’s then existing credit facility of $69.0 million incurred in connection with its acquisition of the remaining 25% interest in NOARK at an interest rate of 7.5%. As discussed in note (o), the borrowings under Atlas Pipeline’s then existing credit facility to finance its acquisition of the 25% interest in NOARK were subsequently repaid principally with the net proceeds from Atlas Pipeline’s May 2006 issuance of additional common units, Atlas Pipeline’s May 2006 issuance of senior unsecured notes, and Atlas Pipeline’s May 2006 issuance of preferred units. The effect of the adjustments discussed in note (n) is to remove the effect of the interest expense on the borrowings under the then existing credit facility to finance the acquisition of the 25% interest in NOARK and to reflect interest expense upon the transactions undertaken to finance Atlas Pipeline’s acquisition.

(t)	To reflect the elimination of the interest associated with Atlas Pipeline’s NOARK notes and minority interest in NOARK in connection with Atlas Pipeline’s acquisition of the remaining 25% interest in NOARK in May 2006 and the seller’s agreement to acquire the issuer of the NOARK notes and retain the obligation for the outstanding NOARK notes, with the result that neither Atlas Pipeline nor NOARK had any further liability with respect to such notes. Adjustments have also been included to reflect the reduction to interest expense resulting from repayment of amounts outstanding under Atlas Pipeline’s then existing credit facility with the net proceeds from (1) Atlas Pipeline’s May 2006 equity offering, (2) Atlas Pipeline’s May 2006 issuance of senior unsecured notes and the amortization of deferred financing costs related to the issuance of these notes, and (3) Atlas Pipeline’s May 2006 issuance of $10.0 million 6.5% cumulative convertible preferred units.